Mail Stop 4561

August 21, 2009

Mr. Kevin Kelly
Chief Executive Officer
Patient Portal Technologies, Inc.
8276 Willett Parkway
Baldwinsville, NY 13027

      Re: **Patient Portal Technologies, Inc.**
             Form 10-K For the Year Ended December 31, 2008
             File No. 000-26373

Dear Mr. Kelly:

      We have completed our review of the above referenced filing and have no further comments at this time on the specific issues raised.

                          Sincerely,

                          Stephen G. Krikorian
                          Accounting Branch Chief